UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-34609

CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)

Bldg A #2105, Ping’An International Financial Cneter, No.3 Xinyuan South Road, Chao Yang District, Beijing, People’s Republic of China 100027 Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

China Hydroelectric Corporation Held Annual General Meeting of Shareholders

On October 31, 2011, China Hydroelectric Corporation (the “Company”) held its annual general meeting of shareholders in New York. The shareholders of the Company passed resolutions approving:

•	Re-election of Anthony H. Dixon and You-Su Lin to serve as Class II Directors for a three-year term expiring at the Company’s annual general meeting of shareholders to be held in 2014; and
•	Ratification of the appointment of Ernst & Young Hua Ming as the Company’s independent auditors for the fiscal year ending December 31, 2011.

Article 12 of the Company’s current Amended and Restated Articles of Association contains a “blank check preferred stock” provision, which authorizes the Company’ Board of Directors (the “Board”) to, without prior shareholder approval, authorize and, issue one or more classes of our preferred shares and establish the dividend, conversion, voting and other rights thereof. The shareholders of the Company were asked to approve a technical change to the wording of that provision in order to, under the laws of the Cayman Islands, clarify the Board’s authority to authorize classes of preferred stock without prior shareholder approval. The adoption of the amendment requires a 66-2/3% vote, which was not obtained. Accordingly, the resolution was not adopted. The blank check preferred provision of Article 12 remains in full force and effect.

Signatures

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION

	By:	/s/ John D. Kuhns

John D. Kuhns, Chairman and Chief Executive Officer

Date: November 2, 2011